________________________________________________________________________________________________________________________________________

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2014

(Unaudited - Expressed in Canadian Dollars)

________________________________________________________________________________________________________________________________________

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's auditors have not performed a review of these condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

	Notes	November 30, 2014 $	August 31, 2014 $
ASSETS
Current assets
Cash		4,571,099	6,136,271
Amounts receivable		10,709	4,582
GST/VAT receivables		62,448	117,813
Prepaids		103,050	76,294
Total current assets		4,747,306	6,334,960
Non-current assets
Investments	4	37,350	39,018
Property, plant and equipment	5	91,438	103,075
Exploration and evaluation assets	6	11,543,868	10,866,653
Bond deposit		31,882	31,865
Total non-current assets		11,704,538	11,040,611
TOTAL ASSETS		16,451,844	17,375,571
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		400,207	931,838
TOTAL LIABILITIES		400,207	931,838
SHAREHOLDERS' EQUITY
Share capital	7	25,910,384	25,910,384
Share-based payments reserve		9,174,090	9,122,790
Deficit		(18,917,760)	(18,476,032)
Accumulated other comprehensive loss		(115,077)	(113,409)
TOTAL SHAREHOLDERS' EQUITY		16,051,637	16,443,733
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		16,451,844	17,375,571

Event after the Reporting Period - Note 12

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on January 12, 2015 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

		Three Months Ended
	Notes	November 30, 2014 $	November 30, 2013 $
Expenses
Accounting and administration	8(b)(ii)	35,006	34,472
Audit		35,000	46,326
Corporate development		5,503	54,261
Depreciation		11,637	13,491
General exploration		5,855	8,382
Insurance		38,998	32,986
Legal		45,490	144,423
Management	8(a)	45,000	40,500
Office		8,748	19,127
Professional	8	114,641	106,919
Regulatory		21,338	22,647
Rent		10,033	14,300
Salaries and benefits		5,240	69,678
Shareholder costs		-	1,794
Share-based compensation	7(d)	51,300	115,200
Transfer agent		4,159	2,638
Travel		19,776	39,680
		457,724	766,824
Loss before other items		(457,724)	(766,824)
Other items
Impairment of exploration and evaluation assets		-	(6,599)
Interest income		17,251	17,799
Foreign exchange		(1,255)	(283)
		15,996	10,917
Net loss for the period		(441,728)	(755,907)
Other comprehensive loss		(1,668)	(12,007)
Comprehensive loss for the period		(443,396)	(767,914)
Basic and diluted loss per common share		(0.01)	(0.01)
Weighted average number of common shares outstanding		66,141,922	60,860,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

	Three Months Ended November 30, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733
Share-based compensation on share options	-	-	51,300	-	-	51,300
Unrealized loss on investments	-	-	-	-	(1,668)	(1,668)
Net loss for the period	-	-	-	(441,728)	-	(441,728)
Balance at November 30, 2014	66,141,922	25,910,384	9,174,090	(18,917,760)	(115,077)	16,051,637

	Three Months Ended November 30, 2013
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861
Common shares issued for:
Exploration and evaluation assets	50,000	51,500	-	-	-	51,500
Share-based compensation on share options	-	-	115,200	-	-	115,200
Unrealized loss on investment	-	-	-	-	(12,007)	(12,007)
Net loss for the period	-	-	-	(755,907)	-	(755,907)
Balance at November 30, 2013	60,900,982	20,351,302	9,171,302	(16,789,931)	(123,026)	12,609,647

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

	Three Months Ended
	November 30, 2014 $	November 30, 2013 $
Operating activities
Net loss for the period	(441,728)	(755,907)
Adjustments for:
Depreciation	11,637	13,491
Share-based compensation	51,300	115,200
Impairment of exploration and evaluation assets	-	6,599
	(378,791)	(620,617)
Changes in non-cash working capital items:
Increase in amounts receivable	(6,127)	(11,770)
Decrease (increase) in GST/VAT receivables	55,365	(3,825)
Increase in prepaids	(26,756)	(45,761)
Decrease in accounts payable and accrued liabilities	(29,160)	(160,207)
	(6,678)	(221,563)
Net cash used in operating activities	(385,469)	(842,180)
Investing activities
Additions to exploration and evaluation assets	(1,179,686)	(346,855)
Increase in bond deposit	(17)	(62)
Net cash used in by investing activities	(1,179,703)	(346,917)
Net change in cash	(1,565,172)	(1,189,097)
Cash at beginning of period	6,136,271	5,601,492
Cash at end of period	4,571,099	4,412,395

Supplemental cash flow information - see Note 11

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

1.	Nature of Operations

Tasman Metals Ltd. ("Tasman" or the "Company") was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company's common shares are listed and traded on the TSX Venture Exchange ("TSXV") under the symbol "TSM" and on the New York Stock Exchange Market ("NYSE MKT"), under the symbol "TAS".  The Company's head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at November 30, 2014 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

As at November 30, 2014 the Company had working capital of $4,347,099.  These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company's ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company's operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company's consolidated financial statements for the year ended August 31, 2014.

Basis of Measurement

The Company's consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

2.	Basis of Preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

3.	Summary of Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as at August 31, 2014.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2014.

4.	Investments
	November 30, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Hannans Reward Limited ("Hannans")	2,647,059	135,824	(110,124)	25,700
Thomson Resources Ltd. ("Thomson")	600,000	16,603	(4,953)	11,650
		152,427	(115,077)	37,350

	August 31, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Hannans	2,647,059	135,824	(108,977)	26,847
Thomson	600,000	16,603	(4,432)	12,171
		152,427	(113,409)	39,018

The carrying values of the investments were determined using quoted market values.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________
5.            Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Addition	-	-	6,555	-	6,555
Disposal	-	-	-	(44,168)	(44,168)
Balance at August 31, 2014 and November 30, 2014	18,032	19,767	104,636	90,307	232,742
Accumulated Depreciation:
Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)
Depreciation	(3,500)	(3,833)	(20,888)	(26,414)	(54,635)
Disposal	-	-	-	19,838	19,838
Balance at August 31, 2014	(12,042)	(10,876)	(54,975)	(51,774)	(129,667)
Depreciation	(879)	(963)	(5,370)	(4,425)	(11,637)
Balance at November 30, 2014	(12,921)	(11,839)	(60,345)	(56,199)	(141,304)
Carrying Value:
Balance at August 31, 2014	5,990	8,891	49,661	38,533	103,075
Balance at November 30, 2014	5,111	7,928	44,291	34,108	91,438

6.	Exploration and Evaluation Assets

	November 30, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	10,546,985	10,639,782
Olserum	143,357	569,469	712,826
Other	15,960	4,758	20,718
Other Properties	122,752	47,790	170,542
	374,866	11,169,002	11,543,868

	August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	9,889,283	9,982,080
Olserum	143,357	568,594	711,951
Other	15,960	4,758	20,718
Other Properties	112,853	39,051	151,904
	364,967	10,501,686	10,866,653

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
_____________________________________________________________________________________________________________________________________

6.            Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2013	7,202,949	613,182	64,948	2,860	7,883,939
Exploration costs
Consulting	532,787	72,570	-	33,436	638,793
Database	2,424	-	-	191	2,615
Exploration site	8,490	1,069	-	265	9,824
Geochemical	94,079	3,723	-	4,192	101,994
Geological	156,299	-	-	-	156,299
Maps	1,442	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	429,895
Technical report	1,364,575	-	-	-	1,364,575
Salaries	29,188	-	-	-	29,188
Surface rights	76,364	-	-	-	76,364
Travel	13,836	2,896	-	76	16,808
	2,709,379	80,258	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	16,353	51,696
Issuance of common shares	52,920	-	-	51,500	104,420
Acquisition	-	-	-	45,000	45,000
	69,752	18,511	-	112,853	201,116
Impairment	-	-	(44,230)	(2,406)	(46,636)
Balance at August 31, 2014	9,982,080	711,951	20,718	151,904	10,866,653
Exploration costs
Consulting	115,500	-	-	3,142	118,642
Drilling	105,744	-	-	-	105,744
Exploration site	1,099	-	-	-	1,099
Geochemical	28,263	-	-	2,555	30,818
Geological	16,972	-	-	-	16,972
Maps	-	-	-	964	964
Technical report	351,900	-	-	-	351,900
Salaries	9,363	875	-	2,078	12,316
Surface rights	26,865	-	-	-	26,865
Travel	1,996	-	-	-	1,996
	657,702	875	-	8,739	667,316
Acquisition costs			-
Mining rights	-	-	-	9,899	9,899
Balance at November 30, 2014	10,639,782	712,826	20,718	170,542	11,543,868

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________
6.            Exploration and Evaluation Assets (continued)

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

During fiscal 2014 the Company issued 36,000 common shares at a fair value of $52,920 to acquire certain surface access rights to the Norra Kärr property.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for total consideration of 37,746 common shares of the Company issued at a fair value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum property.

Other

During fiscal 2014 the Company relinquished certain exploration claims and recorded an impairment charge of $44,230 to exploration and evaluation assets.

As at November 30, 2014 the Company has 10 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans subsequently earned a 75% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the "Iron Ore Claims") in Sweden.  Hannans may earn a further 15% interest in the Iron Ore Claims by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including minimum expenditures of AUS $100,000 per annum.  Hannans has met its annual expenditure commitment as at November 30, 2014.

(ii)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. ("Tumi") and acquired a 100% interest in seven exploration licenses (the "Tungsten Projects") located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors.

(iii)	Other

During fiscal 2014 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $2,406 to exploration and evaluation assets.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

7.	Share Capital

(a)            Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

(i)	No equity financings were conducted by the Company during the three months ended November 30, 2014.

(ii)	During fiscal 2014 the Company completed a private placement in two tranches as follows:

•
In February 2014 the Company completed the first tranche of a private placement of 3,875,863 units at a price of $1.10 per unit for gross proceeds of $4,263,449.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before February 11, 2017.  The Company paid a finders' fee of $168,735 cash and issued finders' warrants which entitles the holder to purchase 15,495 common shares at a price of $1.50 per share on or before February 11, 2017.  The fair value of the finders' warrants, estimated using the Black-Scholes option pricing model, is $10,072.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.  The Company also issued 192,000 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $124,800.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

•
In March 2014 the Company completed the final tranche of its private placement and issued 1,044,077 units as a price of $1.10 per unit for gross proceeds of $1,148,485.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before March 31, 2017.  The Company paid a finder's fee of $80,009 cash and issued 103,907 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $93,516.  The assumptions used were: a risk-free interest rate of 1.26%; an estimated volatility of 87%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $166,540 for legal and filing fees associated with this private placement.

Directors and officers of the Company purchased 83,000 units of this private placement.

See also Notes 6(a) and 6(b)(ii).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________
7.	Share Capital (continued)

(c)	Compensation Options

A summary of the Company's compensation options at November 30, 2014 and 2013 and the changes for the three months ended on those dates is presented below:

	2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning and end of period	295,907	1.10	-	-

The following table summarizes information about the compensation options outstanding and exercisable at November 30, 2014:

Number Outstanding	Exercise Price $	Expiry Date
192,000	1.10	February 11, 2017
103,907	1.10	March 31, 2017
295,907

(d)	Warrants

A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at November 30, 2014 and 2013, and the changes for the three months ended on those dates is as follows:

	2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	4,935,435	1.50	2,090,667	1.85
Expired	-	-	2,090,667	1.85
Balance, end of period	4,935,435	1.50	-	-

The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at November 30, 2014:

Number Outstanding	Exercise Price $	Expiry Date
3,891,358	1.50	February 11, 2017
1,044,077	1.50	March 31, 2017
4,935,435

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

7.	Share Capital (continued)

(e)                 Share Option Plan

The Company has established a rolling share option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the three months ended November 30, 2014 the Company granted 135,000 (2013 - 220,000) share options and recorded compensation expense of $51,300 (2013 - $115,200).

The fair value of share options granted and/or vested during the three months ended November 30, 2014 and 2013 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2014	2013
Risk-free interest rate	1.22%	1.46%
Estimated volatility	82%	94% - 96%
Expected life	3 years	3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested during the three months ended November 30, 2014 was $0.38 (2013 - $0.52) per option.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's share options.

A summary of the Company's share options at November 30, 2014 and 2013 and the changes for the three months ended on those dates is presented below:

	2014		2013
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	2,535,000	1.92	3,781,500	2.01
Granted	135,000	0.60	220,000	0.73
Expired	(110,000)	3.26	-	-
Balance, end of period	2,560,000	1.79	4,001,500	1.94

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

7.            Share Capital (continued)
The following table summarizes information about the share options outstanding and exercisable at November 30, 2014:

Number Outstanding	Exercise Price $	Expiry Date
275,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
435,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
135,000	0.60	October 7, 2017
2,560,000

See also Note 12.

(f)                  Escrow Shares

As at November 30, 2014, 61,160 common shares are held in escrow.

8.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the three months ended November 30, 2014 and 2013 the following amounts were incurred with respect to the Company's executive officers, comprising the President, Vice-President of Corporate Development ("VPCD") and Chief Financial Officer ("CFO"):

	2014 $	2013 $
Management fees	45,000	40,500
Professional fees	33,000	31,500
	78,000	72,000

As at November 30, 2014, $18,500 (2013 - $19,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

8.	Related Party Disclosures (continued)

The Company has a management agreement with the President which provides that, in the event the President's services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $15,000 per month, is payable.  If the termination had occurred on November 30, 2014 the amount payable under the agreement would be $360,000.

(b)                Transactions with Other Related Parties

(i)	During the three months ended November 30, 2014 and 2013 the following amounts were incurred with respect to the Company's non-management directors of the Company:

	2014 $	2013 $
Professional fees	30,000	31,500

As at November 30, 2014, $9,500 (2013 - $42,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)	During the three months ended November 30, 2014 the Company incurred a total of $22,150 (2013 - $14,900) to Chase Management Ltd. ("Chase"), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $1,005 (2013 - $1,005) for rent. As at November 30, 2014, $16,135 (2013 - $8,835) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)	During the three months ended November 30, 2014 the Company incurred $4,490 (2013 - $6,190) for shared administration costs with public companies with common directors and officers. As at November 30, 2014, $3,765 (2013 - $4,120) of the amount remained unpaid and has been included in accounts payable and accrued liabilities

(d)	During the three months ended November 30, 2014 the Company recorded a recovery of $6,850 (2013 - $23,894) for shared office personnel and costs from public companies with common directors and officers. As at November 30, 2014, $4,403 (2013 - $20,004) of the amount remained outstanding and has been included in amounts receivable.

(e)	See also Notes 6(b)(ii).

9.            Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company's total assets are segmented geographically as follows:

	November 30, 2014
	Canada $	Scandinavia $	Total $
Current assets	4,334,104	413,202	4,747,306
Investments	37,350	-	37,350
Property, plant and equipment	-	91,438	91,438
Exploration and evaluation assets	-	11,543,868	11,543,868
Bond deposit	-	31,882	31,882
	4,371,454	12,080,390	16,451,844

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

9.            Segmented Information (continued)

	August 31, 2014
	Canada $	Scandinavia $	Total $
Current assets	5,945,775	389,185	6,334,960
Investments	39,018	-	39,018
Property, plant and equipment	-	103,075	103,075
Exploration and evaluation assets	-	10,866,653	10,866,653
Bond deposit	-	31,865	31,865
	5,984,793	11,390,778	17,375,571

10.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company's financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2014 $	August 31, 2014 $
Cash	FVTPL	4,571,099	6,136,271
Investments	Available-for-sale	37,350	39,018
Amounts receivable	Loans and receivables	10,709	4,582
Accounts payable and accrued liabilities	Other liabilities	(400,207)	(931,838)

The Company's financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -	Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company's cash and investments under the fair value hierarchy are measured using Level 1 inputs.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations.  The Company's credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

10.	Financial Instruments and Risk Management (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company's financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at November 30, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	4,571,099	-	-	-	4,571,099
Investments	-	-	37,350	-	37,350
Amounts receivable	10,709	-	-	-	10,709
Accounts payable and accrued liabilities	(400,207)	-	-	-	(400,207)

	Contractual Maturity Analysis at August 31, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	6,136,271	-	-	-	6,136,271
Investments	-	-	39,018	-	39,018
Amounts receivable	4,582	-	-	-	4,582
Accounts payable and accrued liabilities	(931,838)	-	-	-	(931,838)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company's obligations are not considered significant.

(b)	Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors ("SEK").  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At November 30, 2014, 1 Canadian Dollar was equal to 6.53 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent
Cash	2,180,067	333,854
Amounts receivable	34,104	5,223
VAT receivable	355,900	54,502
Accounts payable and accrued liabilities	(1,165,206)	(178,439)
	1,404,865	215,140

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________________

10.	Financial Instruments and Risk Management (Continued)

Based on the net exposures as of November 30, 2014 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company's net loss to be approximately $19,500 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

11.            Supplemental Cash Flow Information

Non-cash activities were conducted by the Company as follows:

	2014 $	2013 $
Operating activity
Increase in accounts payable and accrued liabilities	232,347	147,023
Financing activity
Issuance of common shares	-	51,500
Investing activity
Additions to exploration and evaluation assets	(232,347)	(198,523)

12.            Event after the Reporting Period

Subsequent to November 30, 2014 share options to acquire 1,660,000 common shares, with exercise prices ranging from $1.40 to $2.70 per share, expired without exercise.